SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Sculptor Capital Management, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

811246107
(CUSIP Number)

Philip Sivin
c/o Rithm Capital Corp.
799 Broadway
New York, New York 10003
(212) 850-7770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 811246107

1	NAMES OF REPORTING PERSONS
Rithm Capital Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,000

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
1,000

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
100.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

This Amendment No. 2 (“Amendment No. 2”) to Schedule 13D relates to the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Sculptor Capital Management, Inc., a Delaware corporation (the “Issuer”), and is being filed to amend the initial statement on Schedule 13D filed on October 13, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on October 13, 2023 (as amended, the “Schedule 13D”). Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 2 is incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On November 17, 2023, pursuant to the terms of the Agreement and Plan of Merger (including the schedules and exhibits thereto, as amended from time to time, the “Merger Agreement”), entered into by and among the Reporting Person, the Issuer, Sculptor Capital LP, a Delaware limited partnership and subsidiary of the Issuer (“Capital LP”), Sculptor Capital Advisors LP, a Delaware limited partnership and subsidiary of the Issuer (“Advisors LP”), Sculptor Capital Advisors II LP, a Delaware limited partnership and subsidiary of the Issuer (“Advisors II LP” and, collectively with Capital LP and Advisors LP, the “Operating Partnerships” and each an “Operating Partnership”), Calder Sub, Inc., a Delaware corporation and subsidiary of the Reporting Person (“Merger Sub Inc.”), Calder Sub I, LP, a Delaware limited partnership and subsidiary of the Reporting Person (“Merger Sub I”), Calder Sub II, LP, a Delaware limited partnership and subsidiary of the Reporting Person (“Merger Sub II”), and Calder Sub III, LP, a Delaware limited partnership and subsidiary of the Reporting Person (“Merger Sub III” and, collectively with Merger Sub I, Merger Sub II and Merger Sub Inc., the “Merger Subs”), among other things, (i) Merger Sub Inc. merged with and into the Issuer, with the Issuer surviving such merger as the surviving corporation (the “Public Merger”), (ii) Merger Sub I merged with and into Capital LP, with Capital LP surviving such merger as the surviving partnership (“LP Merger I”), (iii) Merger Sub II merged with and into Advisors LP, with Advisors LP surviving such merger as the surviving partnership (“LP Merger II”), and (iv) Merger Sub III merged with and into Advisors II LP, with Advisors II LP surviving such merger as the surviving partnership (“LP Merger III” and, collectively with LP Merger I and LP Merger II, the “LP Mergers,” and the LP Mergers, collectively with the Public Merger, the “Mergers” and collectively with the other transactions contemplated by the Merger Agreement, the “Transactions”).

Pursuant to the terms of the Merger Agreement, at the effective time of the Public Merger (the “Effective Time”), (i) each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than certain excluded shares) was canceled and converted into the right to receive an amount in cash equal to $12.70, without interest, (ii) each share of Issuer Class B common stock issued and outstanding immediately prior to the Effective Time was canceled and no payment was made in respect thereof, (iii) all Issuer common stock owned directly by the Reporting Person, Merger Sub Inc. or any of their subsidiaries immediately prior to the Effective Time or held in treasury of the Issuer were canceled and retired without any conversion thereof and ceased to exist and no payment was made in respect thereof, and (iv) each issued and outstanding share of common stock of Merger Sub Inc. issued and outstanding immediately prior to the Effective Time was converted into and became one (1) fully paid and non-assessable share of common stock of the Surviving Corporation. The Issuer’s outstanding compensatory awards were treated pursuant to the terms of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, at the effective time of the LP Mergers (the “LP Mergers Effective Time”), each Class A common unit of the Operating Partnerships (“LP Class A Unit”), Class A-1 common unit of the Operating Partnerships (“LP Class A-1 Unit”), Class E common unit of the Operating Partnerships (“LP Class E Unit”), Class P common unit of the Operating Partnerships (“LP Class P Unit”) and Class P-4 common unit of the Operating Partnerships (“LP Class P-4 Unit”) issued and outstanding immediately prior to the LP Mergers Effective Time that was vested at the LP Mergers Effective Time or vested as a result of the consummation of the Transactions, in each case, in accordance with the limited partnership agreements of the Operating Partnerships (the “Operating Partnership LPAs”), and any applicable award agreement (but excluding (x) any units of the Operating Partnerships that were owned directly by the Reporting Person, the LP Merger Subs or any of their subsidiaries or held in treasury of the Operating Partnerships and (y) Unvested Units (as defined below)) were converted into the right to receive an amount in cash equal to the applicable per-unit amount that a holder of such unit of the Operating Partnership (an “Operating Partnership Unit”) was entitled to receive in a liquidity event pursuant to the terms of each of the Operating Partnership LPAs (where the aggregate amount payable by the Operating Partnerships was $177,856,138, payable to the holder thereof, without interest, which equated to approximately $7.33 for each LP Class A Unit and each LP Class A-1 Unit and $0 for each LP Class E Unit, LP Class P Unit and LP Class P-4 Unit.

Pursuant to the terms of the Merger Agreement, at the LP Mergers Effective Time, (i) each Operating Partnership Unit held by a Sculptor service provider that was unvested at the LP Mergers Effective Time and that did not vest as a result of the consummation of the Transactions (the “Unvested Units”), (ii) each LP profit sharing interest and (iii) each Class C non-equity interest of the Operating Partnerships, in each case of clauses (i), (ii) and (iii), ceased to exist and no payment was made in respect thereof. Additionally, pursuant to the Merger Agreement, at the LP Mergers Effective Time, (a) each Class B common unit of the Operating Partnerships (the “LP Class B Units”) that was issued and outstanding immediately prior to the LP Mergers Effective Time continued to remain outstanding as LP Class B Units of the applicable Surviving Limited Partnership following the LP Mergers Effective Time, (b) each general partner interest of Sculptor Capital Holding Corporation, a Delaware corporation and subsidiary of Sculptor (the “General Partner”), as general partner of each Operating Partnership, outstanding immediately prior to the LP Mergers Effective Time remained outstanding following the LP Mergers Effective Time and the General Partner continued as the general partner of each Operating Partnership, and (c) each issued and outstanding limited partner interest of Merger Sub I, Merger Sub II and Merger Sub III issued and outstanding immediately prior to the LP Mergers Effective Time was converted into one (1) Class A common unit of the applicable Surviving Limited Partnership and the holder of such limited partner interest of Merger Sub I, Merger Sub II and Merger Sub III was admitted as a limited partner of the applicable Surviving Limited Partnership.

The funds used to finance the Transactions were working capital of the Reporting Person.

Following the closing of the Transactions, the Reporting Person owned 1,000 shares of common stock of the Issuer.

Following the consummation of the Transactions, the Issuer notified The New York Stock Exchange that the Transactions had been completed, and requested that The New York Stock Exchange suspend trading of the Class A Common Stock on The New York Stock Exchange. The Issuer also requested that The New York Stock Exchange file with the Securities and Exchange Commission (“SEC”) a notification of removal from listing and registration on Form 25 to effectuate the delisting of all shares of Class A Common Stock from The New York Stock Exchange and the deregistration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result, shares of the Class A Common Stock will no longer be listed on The New York Stock Exchange. In addition, the Issuer intends to file a certification on Form 15 with the SEC requesting the termination of registration of all shares of the Class A Common Stock under Section 12(g) of the Exchange Act and the suspension of the Issuer’s reporting obligations under Section 13 of the Exchange Act with respect to all shares of Common Stock.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) As of the date hereof, the Reporting Person directly holds 1,000 shares of common stock of the Issuer, representing 100.0% of the outstanding Issuer common stock immediately following the closing of the Transactions.

(c) Except as set forth in this Schedule 13D, no transaction in Class A Common Stock has been effected by the Reporting Person since the filing of Amendment No. 1 to the Schedule 13D filed on October 13, 2023.

SIGNATURES

After reasonable inquiry and to the best the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2023	RITHM CAPITAL CORP.

	By:	/s/ Nicola Santoro, Jr.
	Name:	Nicola Santoro, Jr.
	Title:	Chief Financial Officer and Chief Accounting Officer